June 19, 2017

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4720

Re:      Safety Insurance Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 24, 2017

File Number:  000-50070

Dear Mr. Rosenberg:

Set forth below are the responses of Safety Insurance Group, Inc. (the “Company”) to the additional comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated June 13, 2017 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2016.  We have used the information from our December 31, 2016 Annual Report on Form 10-K for illustrative purposes in our responses below.

For your convenience, we have included the Staff’s comments in bold text in this letter and have included our response immediately after each comment.  Page references refer to pages in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016.

Notes to Consolidated Financial Statements

Note 10 - Loss and Loss Adjustment Expense Reserves, page 83

1.	We note from the Private Passenger tables you provided us in response to our prior comment in our May 5, 2017 letter that:
•	Duration for physical damage is substantially shorter than for liability.
•

The percentage change in claim severity for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, the percentage changes in claims severity for physical damage was double that of liability in 2016, 2015 and 2011, while the same percentage for liability significantly exceeded physical damage in 2014 and 2013.

•

Development for liability can differ significantly from development for physical damage. For example, substantially all the development in 2015 appears to be related to liability, and development in 2016 is split with 40% related to physical damage and 60% related to liability.

•

The percentage change in the amount of initial loss estimate for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, the initial loss estimate for accident year

2016 remained flat as compared to the initial loss estimate for accident year 2015 for liability, while significantly decreasing for physical damage.

Accordingly, it appears that the aggregation of physical damage and liability for private passenger auto insurance obscures meaningful trending information for investors and that differing settlement patterns and claim frequency and severity result in significantly different characteristics of the liability for unpaid claims and claim adjustment expenses. As a result we believe that these two lines of business should be disaggregated in the tables presenting incurred claims and cumulative paid claims under ASC 944-40-50-4H. Please confirm that you will present separate tables for physical damage and liability for private passenger auto insurance in future Forms 10-K.

We confirm that we will present separate tables for physical damage and liability for both private passenger auto insurance and commercial auto insurance in future Forms 10-K beginning with the Form 10-K filing for the fiscal year ending December 31, 2017.

2.

You disclose that homeowner’s insurance covers physical damage to an insured’s dwelling as well as liabilities to third parties. Please tell us why you did not disaggregate liability from physical damage in the tables presenting incurred claims and cumulative paid claims for 2007 – 2016. Provide us the information that would be provided in the separate tables for liability and physical damage for homeowner’s insurance, if available.

Our homeowners insurance products provide coverage for losses to a dwelling and its contents from numerous perils, and coverage for liability to others arising from ownership or occupancy.  These coverages are typically sold together as one homeowners insurance policy. In addition, when tracking the business, management does not view separately liability and property damage coverage, but instead views the business by product line of business as disclosed on pages 3-4 of our Form 10-K for the Fiscal Year Ended December 31, 2016.

Furthermore, Accounting Standards Codification (“ASC”) 944-40-55-9B indicates that “When selecting the type of category to use to aggregate or disaggregate disclosures, an insurance entity should consider how information about the insurance entity’s liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including all of the following:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations)
b.	Information regularly viewed by the chief operating decision maker for evaluating performance
c.

Other information that is similar to the types of information identified in (a) and (b) and that is used by the insurance entity or users of the insurance entity’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decisions.”

On pages 50-58 of our Form 10-K for the Fiscal Year Ended December 31, 2016, we discuss our loss and loss adjustment expense reserves by line of business, consistent with how management views the business.  This includes disclosures of homeowners loss and loss adjustment expense reserves which are not disaggregated into liability and property damage components.

The information for liability and property damage for homeowners insurance are presented separately in the tables below and dollar amounts are presented in thousands.

Homeowners Liability
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2016
		For the Years Ended December 31,									Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 4,136	$ 4,083	$ 3,771	$ 2,474	$ 2,106	$ 1,834	$ 1,696	$ 1,696	$ 1,598	$ 1,425	$ 1	117
2008		5,535	5,535	5,183	4,078	3,473	3,473	3,116	3,030	2,877	45	151
2009			4,637	4,637	4,637	4,012	3,456	3,072	3,015	2,966	99	200
2010				5,591	5,422	5,422	4,888	4,717	4,098	3,735	195	217
2011					6,260	7,644	7,644	7,531	6,923	6,017	556	304
2012						7,514	7,514	7,514	6,464	5,304	906	249
2013							9,768	9,768	9,337	7,578	1,931	261
2014								11,494	11,494	9,738	2,443	259
2015									12,965	12,555	884	277
2016										10,594	2,548	211
									Total	$ 62,789

Homeowners Liability
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

		For the Years Ended December 31,
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 271	$ 642	$ 790	$ 950	$ 1,203	$ 1,279	$ 1,294	$ 1,297	$ 1,298	$ 1,298
2008		333	1,497	2,143	2,473	2,575	2,670	2,693	2,709	2,727
2009			535	1,411	2,092	2,607	2,813	2,867	2,867	2,867
2010				963	1,420	2,684	2,890	3,214	3,425	3,472
2011					235	1,969	3,459	4,336	4,497	4,536
2012						1,389	2,063	2,308	2,731	3,029
2013							527	2,337	3,080	3,493
2014								340	1,834	3,212
2015									428	3,319
2016										647
									Total	$ 28,600
					All outstanding liabilities before 2007, net of reinsurance					7
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$ 34,196

Homeowners Property Damage
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2016
		For the Years Ended December 31,									Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 18,082	$ 17,820	$ 17,223	$ 17,112	$ 16,689	$ 16,694	$ 16,641	$ 16,633	$ 16,631	$ 16,615	$ 64	2,806
2008		24,108	23,167	22,671	22,873	22,847	22,792	22,726	22,720	22,690	139	4,389
2009			27,483	27,024	27,233	26,913	26,244	25,977	25,967	25,922	166	3,651
2010				45,342	44,550	43,021	40,868	39,921	39,658	39,501	230	6,685
2011					95,586	98,021	97,571	94,657	93,914	93,186	628	15,031
2012						50,351	49,911	47,392	44,380	43,097	1,110	5,991
2013							56,298	56,199	55,722	52,464	2,067	5,647
2014								59,160	60,213	59,751	3,209	6,080
2015									152,586	152,049	(14,847)	19,899
2016										67,116	528	5,137
									Total	$ 572,391

Homeowners Property Damage
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

		For the Years Ended December 31,
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 9,115	$ 13,414	$ 13,619	$ 16,289	$ 16,343	$ 16,508	$ 16,551	$ 16,551	$ 16,551	$ 16,551
2008		11,751	19,164	20,665	22,481	22,514	22,531	22,552	22,552	22,552
2009			16,147	22,305	25,812	25,718	25,705	25,741	25,754	25,753
2010				25,761	37,447	38,790	39,110	39,145	39,203	39,235
2011					71,532	89,741	92,184	92,462	92,444	92,333
2012						30,801	40,681	41,960	41,737	41,782
2013							38,661	48,456	49,702	49,612
2014								40,409	52,161	54,088
2015									112,563	145,337
2016										44,103
									Total	$ 531,346
					All outstanding liabilities before 2007, net of reinsurance					214
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$ 41,259

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

At your convenience, I am available to discuss any of these comments.  Please feel free to contact me at (877) 951-6412 at your earliest convenience.

Sincerely,

/s/ William J. Begley, Jr.

Vice President, Chief Financial Officer and Secretary